Exhibit 12

Simon Property Group, L.P. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Earnings:					
Pre-tax income from continuing operations	$ 456,592	$ 454,674	$ 539,439	$ 281,196	$ 352,709
Add:					
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	46,124	60,614	46,633	62,611	51,799
Minority interest in income of majority owned subsidiaries ...	9,687	7,277	10,498	10,715	10,725
Distributed income from less than 50% owned unconsolidated entities	45,909	42,939	37,811	51,740	45,948
Amortization of capitalized interest	2,525	1,845	1,872	1,702	1,323
Fixed Charges	757,040	691,884	682,899	699,751	735,662
Less:					
Income from unconsolidated entities	(81,113)	(101,093)	(77,389)	(67,291)	(57,328)
Interest capitalization	(15,546)	(10,916)	(5,507)	(10,325)	(18,513)
Earnings	**$1,221,218**	**$1,147,224**	**$1,236,256**	**$1,030,099**	**$1,122,325**
Fixed Charges:					
Portion of rents representative of the interest factor	7,182	5,602	4,350	4,932	4,951
Interest on indebtedness (including amortization of debt expense) ...	734,312	675,366	673,042	684,494	712,198
Interest capitalized	15,546	10,916	5,507	10,325	18,513
Fixed Charges	**$ 757,040**	**$ 691,884**	**$ 682,899**	**$ 699,751**	**$ 735,662**
Ratio of Earnings to Fixed Charges ..	**1.61x**	**1.66x**	**1.81x**	**1.47x**	**1.53x**

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

The computation of ratio of earnings to fixed charges has been restated to comply with FASB Statement No. 144 which requires the operating results the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous years' operating results of the properties sold to discontinued operations.